HW Electro Co., Ltd.

June 2, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kevin Woody SiSi Cheng
Asia Timmons-Pierce Evan Ewing

Re:	HW Electro Co., Ltd.
Registration Statement on Form F-1
Filed May 9, 2025
File No. 333-287112 CIK No. 0001980262

Ladies and Gentlemen:

This letter is in response to the letter dated May 16, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HW Electro Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”) is being filed to accompany this letter.

Registration Statement on Form F-1 filed May 9, 2025

Capitalization, page 39

1. It does not appear the non-current portion of your loans payable to third party is included in your capitalization table. Please revise or advise.

In response to the Staff’s comments, we revised our disclosure on page 39 of Amendment No. 1 to include the non-current portion of our loans payable to third party in our capitalization table.

Dilution, page 41

2. Please explain to us how the short-term loan obtained after September 2024 increased your pro forma net tangible book value. In this regard, we note that net tangible book value is calculated as total tangible assets less total liabilities. In addition, please tell us how you considered excluding deferred offering costs from the historical, pro forma and pro forma as adjusted net tangible book value amounts.

In response to the Staff’s comments, we revised our disclosure from pages 39 to page 42 of Amendment No. 1 to exclude short-term loan obtained after September 2024 from pro forma and pro forma as adjusted net tangible book value amounts and the deferred offering costs from the historical, pro forma and pro forma as adjusted net tangible book value amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

3. Please revise to provide a more comprehensive discussion and analysis of the factors that impacted your results between comparative periods for all periods presented, including a discussion of any known trends or uncertainties that are reasonably expected to impact near and long-term results. Refer to Item 303(b)(2) of Regulation S-K and Commission Release No. 33-8350.

In response to the Staff’s comments, we revised our disclosure from pages 44 to 50 of Amendment No. 1 to provide a more comprehensive discussion and analysis of the factors that impacted our results between comparative periods for all periods presented, including a discussion of any known trends or uncertainties that are reasonably expected to impact our near and long-term results.

Cash Flows

Cash Flow from Operating Activities, page 55

4. Your net cash used in operating activities appears to have decreased by $11.5 million during fiscal year 2024 as opposed to $1.1 million as you disclosed on page 55. Please advise or revise.

In response to the Staff’s comments, we revised our disclosure on page 56 of Amendment No. 1 to revise the number from $1.1 million to $11.5 million.

General

5. Please revise Exhibit 5.1 to cover the shares that may be sold pursuant to the over-allotment option.

In response to the Staff’s comments, we revised Exhibit 5.1 to cover the shares that may be sold pursuant to the over-allotment option.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Weicheng Hsiao
Name:	Weicheng Hsiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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